

August 25, 2014

<u>Via E-mail</u>
Todd Davis
Chairman and Chief Executive Officer
LifeLock, Inc.
60 East Rio Salado Parkway, Suite 400
Tempe, Arizona 85281

> **Re: LifeLock, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 19, 2014**
> **Form 10-Q for the Quarterly Period Ended June 30, 2014**
> **Filed July 31, 2014**
> **File No. 001-35671**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Part III (incorporated by reference to the Definitive Proxy Statement filed March 28, 2014)

Annual Cash Incentive Bonuses

Fiscal 2013 Bonus Decisions, page 21

1.   We note your statement on page 21 that each corporate performance measure has a threshold at which the cash incentive bonus pool begins to be funded, a target which would fund the cash incentive pool up to 100%, and a maximum which would fund the cash incentive bonus pool up to 200%. We further note that you disclose the target levels for your financial performance objectives for fiscal 2013 on page 20. Please tell us what

Todd Davis
LifeLock, Inc.
August 25, 2014
Page 2

consideration you gave to also disclosing the threshold and maximum levels for each corporate performance measure.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Item 1. Legal Proceedings, page 31

2.   We note the cross-reference here to note 10 of your financial statements for the quarterly period ended June 30, 2014. If you continue to cross-reference to information required by Item 103 of Regulation S-K, please confirm that in future filings you will provide all information required by Item 103 in the cross-referenced section. In this regard, we note that you have not provided the name of the court in which your proceeding with Ms. Richardson is pending. Additionally, please confirm that you will provide information concerning proceedings with or known to be contemplated by governmental authorities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney